

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 8, 2009

Mr. Wm. Stacy Locke
President and Chief Executive Officer
Pioneer Drilling Company
1250 N.E. Loop 410, Suite 1000
San Antonio, Texas 78209

> **Re: Pioneer Drilling Company**
> **Form 10-KT for the fiscal year ended December 31, 2007**
> **Filed March 7, 2008**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 1-32693**

Dear Mr. Locke:

   We have completed our review of your Form 10-KT for the fiscal year ended December 31, 2007, and your Form 10-K for the fiscal year ended December 31, 2008, and related filings and have no further comments at this time.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director